UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021.

Commission File Number 333-248876

WUNONG NET TECHNOLOGY COMPANY LIMITED

(Translation of registrant’s name into English)

Mr. Xiaogang Qin, Chief Executive Officer

B401, 4th Floor Building 12, Hangcheng Street,

Hourui No. 2 Industrial District,

Southern Section, Zhichuang Juzhen Double Creative Park,

Bao’an District, Shenzhen, People’s Republic of China

Telephone: +86-755-85255139

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 29, 2020, our variable interest entity, Wunong Technology (Shenzhen) Co., Ltd (“Wunong Shenzhen”), together with two individuals, Guoming Huang (“Huang”) and Yafang Liu (“Liu”), established a new Shanghai subsidiary, Wude Agricultural Technology (Shanghai) Co., Ltd (“Wude”). Wude’s registered capital is RMB 20 million (approximately, $3.106 million) and its equity interests are divided among Wunong Shenzhen (51%), Liu (25%) and Huang (24%). Wude’s domiciled address is Room 2382, Building 2,181 Songyu Road, Tinglin Town, Jinshan District, Shanghai.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2021	WUNONG NET TECHNOLOGY COMPANY LIMITED

	By:	/s/ Xiaogang Qin
	Name:	Xiaogang Qin
	Title:	Chief Executive Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

3.1	English Translation of Certificate of Incorporation of Wude Agricultural Technology (Shanghai) Co., Ltd

3.2	English Translation of Articles of Association of Wude Agricultural Technology (Shanghai) Co., Ltd

3.3	English Translation of Business License of Wude Agricultural Technology (Shanghai) Co., Ltd